UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Access Worldwide Communications, Inc.
 (Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

004319109
(CUSIP Number)

Michael Curcio
E*TRADE Information Services, LLC
671 N. Glebe Road
Arlington, Virginia 22203
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 17, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. CUSIP 004319 10 9	13D

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) E*TRADE Information Services, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,778,120
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,778,120
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6 percent (E*TRADE purchased 5,778,120 shares and the Issuer had 36,997,266 shares outstanding after taking those shares into account)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. CUSIP 004319 10 9	13D

1	NAME OF REPORTING PERSONS. I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) E*TRADE Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,778,120
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,778,120
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6 percent (E*TRADE purchased 5,778,120 shares and the Issuer had 36,997,266 shares outstanding after taking those shares into account)
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. CUSIP 004319 10 9	13D

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) E*TRADE Financial Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,778,120
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,778,120
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6 percent (E*TRADE purchased 5,778,120 shares and the Issuer had 36,997,266 shares outstanding after taking those shares into account)
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP 004319 10 9

ITEM 1: SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is the Common Stock, $0.01 par value of Access Worldwide Communications, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 4950 Communication Avenue, Suite 300, Boca Raton, FL 33431.

ITEM 2: IDENTITY AND BACKGROUND

The persons filing this Schedule 13D are E*TRADE Information Services, LLC, a Delaware limited liability company (“ETIS”), ETFC Holdings, Inc., a Delaware corporation (“ETFCH”), and E*TRADE Financial Corporation (“ETFC”), a Delaware Corporation (collectively, “E*TRADE”). ETIS and ETFCH are located at 671 North Glebe Road, Arlington, VA  22203. ETFC is located at 135 E. 57th Street, New York, NY  10022.

ETIS, a provider of liaison services to a call center hosted by a third party located in the Philippines, is the wholly owned subsidiary of ETFCH, which is also the holding company for E*TRADE Clearing LLC. ETFCH is the wholly owned subsidiary of ETFC, a financial services holding company.

During the last five years, none of the Reporting Persons has been convicted in any criminal proceedings. During the last five years, none of the Reporting Persons has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

 ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

 Pursuant to the Common Stock Purchase Agreement between the Issuer and E*TRADE, dated January 17, 2008, the Reporting Persons acquired on that date beneficial ownership of 5,778,120 shares of the Issuer’s common stock, par value $0.01 (“Common Stock”). In exchange for such securities, the Reporting Persons delivered to the Issuer $3,000,000 in cash at a price per share of approximately $0.52. The sale of these shares was exempt from registration under the Securities Act of 1933 as a private offering to “accredited investors” under Section 4(2) of the Securities Act and Rule 506 of Regulation D.

Funds for the purchase of the securities of the Issuer described in this Item 3 were derived from general working capital of the Reporting Persons and their affiliates. For purposes of the Reporting Persons, "general working capital" includes cash on hand and margin account and other borrowings made in the ordinary course of business.

ITEM 4: PURPOSE OF TRANSACTION

The Reporting Persons purchased the Common Stock of the Issuer for investment purposes.

As noted in Item 6, the Reporting Persons will also become entitled to designate two directors pursuant to the Common Stock Purchase Agreement and the Voting Agreement. Except as set forth in Item 6 below, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

(a)	Number of shares: 5,778,120 shares
Percentage of shares: 15.6 percent (E*TRADE purchased 5,778,120 shares and the Issuer had 36,997,266 shares outstanding after taking those shares into account)

(b)	Sole power to vote or direct the vote: 0 shares
Shared power to vote or direct the vote: 5,778,120 shares
Sole power to dispose or to direct the disposition: 0 shares

Shared power to dispose or direct the disposition: 5,778,120 shares

(c)	During the last 60 days the Reporting Persons did not engage in any open market transactions in the Issuer’s Common Stock.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO THE SECURITIES OF THE ISSUER

As noted above in Item 3, on January 17, 2008, the Issuer and E*TRADE entered into the Common Stock Purchase Agreement, which provided for E*TRADE’s acquisition of the Issuer’s Common Stock.

As part of the transaction with E*TRADE, the Issuer also entered into as of January 17, 2008:

1.    a Voting Agreement among E*TRADE, the Issuer and Shawkat Raslan, a director, which provided the director to vote his shares in favor of the selection of two (2) of E*TRADE’s director nominees;

2.    an Option to Purchase Agreement between E*TRADE and the Issuer providing E*TRADE the right to purchase assets of Access – Philippines upon default of the Issuer under some of the transaction documents;

3.    and an Amendment to its Master Services Agreement with E*TRADE dated June 1, 2005 providing for, among other things, an extension to the Master Services Agreement and price changes for services provided under the Master Services Agreement between the parties,

(collectively, the “Collateral Documents”).

The description of the terms of the Common Stock Purchase Agreement and the Collateral Documents contained in this Item 6 is a summary, does not purport to be complete, and is qualified in its entirety by reference to the Common Stock Purchase Agreement and the Collateral Documents referred to in Item 7 below, and each of which is incorporated herein by reference.

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as exhibits (or incorporated by reference herein):

10.1
Common Stock Purchase Agreement, dated as of January 17, 2008 (incorporated by reference to Exhibit 10(wwwww) to the Issuer's Form 8-K as filed with the Securities and Exchange Commission on January 24, 2008).

10.2	Voting Agreement, dated as of January 17, 2008 (incorporated by reference to Exhibit 10(xxxxx) to the Issuer's Form 8-K as filed with the Securities and Exchange Commission on January 24, 2008).

10.3
Option to Purchase Agreement, dated of as January 17, 2008 (incorporated by reference to Exhibit 10(yyyyy) to the Issuer's Form 8-K as filed with the Securities and Exchange Commission on January 24, 2008).

10.4	Master Services Agreement, dated June 1, 2005 (incorporated by reference to Exhibit 10(zzzzz) to the Issuer's Form 8-K as filed with the Securities and Exchange Commission on January 24, 2008).

10.5
Amendment to Master Services Agreement, dated as of January 17, 2008 (incorporated by reference to Exhibit 10(aaaaaa) to the Issuer's Form 8-K as filed with the Securities and Exchange Commission on January 24, 2008).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 28th day of January.

E*TRADE Information Services LLC		E*TRADE Financial Corporation

By:	/s/ Michael Curcio	By:	/s/ Arlen Gelbard
	Michael Curcio, Director and President		Arlen Gelbard, General Counsel and Corporate Secretary

ETFC Holding, Inc.

By:	E*TRADE Financial Corporation its parent

By:	/s/ Arlen Gelbard
Arlen Gelbard, Director and President